


AB* 3/28

SECU 07005968 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. Shaw Valence, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel F. Wolf (212) 478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D. E. Shaw Valence, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D. E. Shaw Valence, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

Oath or Affirmation

I, Stuart Steckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of D. E. Shaw Valence, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D. E. Shaw Valence, L.L.C.

By: D. E. Shaw & Co., L.P., as
managing member



By: ______________________
Stuart Steckler
Managing Director
Chief Financial Officer

Subscribed and sworn to before me this 28th day of February, 2007



By: ______________________
Notary Public

HOWARD POLONETSKY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01PO6070497
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MARCH 4, 20 10

ERNST & YOUNG

D. E. Shaw Valence, L.L.C.

Statement of Financial Condition

December 31, 2006

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
D. E. Shaw Valence, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Valence, L.L.C. (the "Company"), a Delaware limited liability company, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Valence, L.L.C. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.


Ernst + Young LLP

February 21, 2007

D. E. Shaw Valence, L.L.C.

Statement of Financial Condition

December 31, 2006

	(in thousands)
Assets	
Receivables	
Clearing broker	$ 1,956,602
Interest and dividends	7,409
Financial instruments owned	2,437,812
Total Assets	**$ 4,401,823**
Liabilities and Members' Capital	
Payables	
Interest and dividends	$ 5,496
Parent	736
Financial instruments sold, but not yet purchased	3,814,536
Other liabilities and accrued expenses	57
Total Liabilities	**3,820,825**
Commitments	
Members' Capital	**580,998**
Total Liabilities and Members' Capital	**$ 4,401,823**

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

D. E. Shaw Valence, L.L.C. (the "Company") is a Delaware limited liability company that operates as a securities broker-dealer. D. E. Shaw & Co., L.P. (the "Managing Member") is the managing member of the Company, though it has no capital invested directly in the Company. D. E. Shaw Valence Portfolios, L.L.C. (the "Parent") is the sole non-managing member of the Company.

The purpose and investment objective of the Company is capital appreciation, primarily through the purchase and sale of financial instruments.

It should be noted that nothing in this statement of financial condition or notes thereto shall create or imply any limit on the discretion of the Managing Member.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to use its judgment in making certain estimates. Such estimates relate primarily to the valuation of financial instruments when quoted market prices are not available as discussed further below. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date, and interest is recorded on an accrual basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts that approximate fair value.

a. Financial instruments owned and financial instruments sold, but not yet purchased may include without limitation equity securities, debt securities, and certain derivative instruments such as options and warrants. Such financial instruments are reflected on the statement of financial condition at fair value. While the underlying financial instruments related to contractual commitments arising pursuant to futures and any other derivative contracts are not shown on the statement of financial condition, the fair value of these contracts is reflected in receivable from clearing broker on such statement. The resulting net change in unrealized gains and losses on these contracts (as

2. Significant Accounting Policies (Continued)

a. (Continued)

well as the net change in unrealized gains and losses on the other financial instruments described above) is reflected in members' capital on the statement of financial condition.

Fair value of publicly traded instruments is generally based on quoted market prices, taking into account any restrictive terms with respect to the instruments and contracts. For non-publicly traded instruments, or if quoted market prices are not otherwise readily available, fair value of those positions may be determined based on other relevant factors, including without limitation dealer price quotations, price activity for equivalent instruments, and valuation pricing models. When quoted market prices or dealer price quotations are obtained, instruments and contracts may be valued using the last sale price, the bid price (for longs), the asked price (for shorts), a price somewhere within the range between the bid and asked prices, or another method considered appropriate in the circumstances. The Company believes that, where applicable, consistent methods have been used with respect to valuing instruments and contracts associated with similar types of trading. Valuation pricing models consider, where applicable, time value and volatility factors underlying financial instruments, as well as other relevant economic measurements.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which sets forth specific methods for measuring the fair value of financial instruments for recognition and disclosure purposes under U.S. GAAP. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. While certain aspects of the statement may already be consistent with the Company's accounting methods, the Company has not yet determined whether to apply the statement as a whole prior to the fiscal year when such application is required. As of December 31, 2006, the Company does not believe the adoption of SFAS 157 will have a material impact on the amounts reported in the statement of financial condition; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of financial condition for a fiscal period.

b. A portion of net assets is denominated in foreign currencies. Foreign-denominated assets and liabilities are revalued at prevailing spot rates, with

2. Significant Accounting Policies (Continued)

b. (Continued)

any resulting gains or losses reflected in members' capital on the statement of financial condition.

c. Receivables and payables (including those resulting from contractual commitments, over-the-counter instruments, and cash collateral) are reported net by counterparty, provided there is an agreement that permits netting and is enforceable at law.

d. Substantially all other assets and liabilities are recorded at contracted amounts that approximate fair value.

In the normal course of business, the Company has entered into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnifications is unknown. However, no liabilities have arisen under these indemnities in the past, and while there can be no assurances in this regard, there is no expectation that any will occur in the future. Therefore, the Company does not consider it necessary to record a liability in this connection under U.S. GAAP.

U.S. federal and state income taxes have not been provided because the members report their respective distributive share of the Company's taxable income or loss on their respective tax returns.

3. Receivable From Clearing Brokers

The Company enters into transactions in financial instruments that are cleared by a limited number of clearing brokers (the "Clearing Brokers") pursuant to clearance agreements. With the exception of the cash collateral held by Clearing Brokers in connection with derivative transactions, substantially all of the Company's cash and its financial instruments owned represent amounts either (i) held as collateral against various margin obligations, (ii) deposited for safekeeping purposes, or (iii) otherwise deposited as a buffer (which may or may not be of adequate size at any given point in time to serve its intended purposes) available to meet increases in margin and regulatory capital requirements, and to fund expenses, operating costs, and any other operating needs of the Company. These arrangements subject the Company to credit risk, and this risk is typically concentrated among a limited number of counterparties. Clearance agreements permit the Clearing Brokers to pledge or otherwise hypothecate the Company's

3. Receivable From Clearing Brokers (Continued)

securities and/or other positions, subject to certain limitations, typically based on the Company's margin borrowings. The Clearing Brokers may also liquidate such securities and/or other positions held in limited instances where required collateral is not posted on a timely basis. Included in receivable from clearing broker on the statement of financial condition is cash collateral pledged in connection with the Company's futures positions of $0.1 million. During 2006, the Company's cash, as well as its securities and futures positions, were held by one Clearing Broker.

To the extent the Company has not borrowed the maximum amount available from or has deposited excess cash with the Clearing Brokers for items (ii) and (iii) mentioned above, such amounts represent available short-term funding. The Company maintains most of its liquidity in these forms of available short-term funding. This subjects the Company to liquidity risk, to the extent the Clearing Brokers may choose to decrease collateralized margin borrowings they make available to the Company. The Company seeks to limit this liquidity risk by attempting to include in its contract with each Clearing Broker a reasonable notice period before the Clearing Broker can change its margin requirements.

4. Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased consist of the following (in thousands):

	Owned	Sold, but not yet purchased
Equities	$1,312,777	$2,514,619
Options and warrants	1,125,035	1,299,917
Total	$2,437,812	$3,814,536

5. Related Party Transactions

The Managing Member, directly and through certain affiliates, provides substantially all personnel, management, and overhead, and certain other services to the Company and the Parent. In consideration for providing these services and in accordance with the applicable operating agreements, the Managing Member (i) receives a monthly management fee from the Parent's investors based on a percentage of their net assets and (ii) is reimbursed by the Parent for the effect of

5. Related Party Transactions (Continued)

its bearing certain costs and expenses. In turn, the Company is responsible for its allocable share of these costs and expenses pursuant to an expense allocation agreement between the Managing Member, the Parent, and the Company. In connection with this agreement, the total costs and expenses applicable to the Company (primarily related to professional and regulatory fees) were charged to the Company by the Parent. No portion of the management fee described above was allocated by the Parent to the Company.

The Parent may also deposit funds with the Company from time to time in anticipation of future funding requirements. To the extent applicable, such deposits bear interest at rates both selected by, and believed to be commercially reasonable by, the Managing Member. Interest on such amounts was de minimis for the year.

Payable to Parent represents amounts due in respect to each of the above. Any such payables are due on demand. The amount payable as of December 31, 2006 is the result of costs and expenses charged to the Company.

6. Revolving Subordinated Borrowings

During 2006, the Company and a financial institution were parties to a $60 million revolving subordinated loan agreement (the "Revolver") that matured on December 31, 2006. There was no outstanding balance on the Revolver at December 31, 2006.

Under the terms of the Revolver, the Company was charged interest on outstanding borrowings at floating rates based on the federal funds rate. A rate of three-eighths of one percent per annum was charged for any unused portion of the credit line. The Revolver contained various requirements and restrictions. The Parent guaranteed payment and performance by the Company and the Parent and the Managing Member pledged their ownership interests in the Company to support the Revolver. Among other things, the Revolver required that the Company maintain a minimum level of capital to draw funds, and generally required the Company to clear its securities transactions through affiliates of the financial institution. At December 31, 2006, the Company was in compliance, in all material respects, with such requirements and restrictions of the Revolver.

Any outstanding subordinated borrowings were covered by an agreement approved by the NASD, and were thus available to the Company in computing its net capital under the uniform net capital rule of the United States Securities and

6. Revolving Subordinated Borrowings (Continued)

Exchange Commission ("SEC"). To the extent that such subordinated borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid.

7. Financial Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to SEC Rule 15c3-1, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of approximately $219.1 million, which exceeded the minimum requirement by approximately $218.8 million.

Proprietary balances, if any, held at the Clearing Brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Brokers, which require, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk, primarily (a) for the purpose of hedging its exposure to market, interest rate, and foreign currency risks, and (b) in connection with its normal investing activities. These financial instruments include without limitation financial instruments sold, but not yet purchased, as well as other derivative financial instruments. Risk in these transactions arises from many factors, including without limitation the potential failure of the exchange or counterparty to perform under the terms of each of these contracts and from changes in interest rates, foreign currency exchange rates, or the fair value of the underlying financial instruments. Through the use of hedging strategies and various credit-monitoring techniques, the Company attempts to reduce its exposure to certain market, interest rate, foreign currency, and credit risks arising from the use of financial instruments with off-balance-sheet risk. A further description of these instruments appears below.

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

a. *Financial Instruments Sold, But Not Yet Purchased*

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. *Derivative Financial Instruments*

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby changes in interest rates, foreign currency exchange rates, or the fair value of the underlying financial instruments may result in losses in excess of any amounts reflected on the statement of financial condition. The specific types of derivative financial instruments traded by the Company are described further as follows:

i. Option contracts written are derivative financial instruments that provide a counterparty with the right, but not the obligation, to purchase or sell financial instruments at a specified price on or before a specified future date. A premium is received by the option contract writer in exchange for bearing the risk of unfavorable changes in the values of the financial instruments underlying the option contract.

ii. Futures contracts are derivative financial instruments that represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates.

At December 31, 2006, the fair value of the Company's derivative financial instruments was as follows (in thousands):

	Assets	*Liabilities*
Options and warrants	$1,125,035	$1,299,917
Futures contracts	–	18

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. Derivative Financial Instruments (Continued)

While, individually, these derivative financial instruments carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) certain risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with counterparty nonperformance on these instruments is limited to the unrealized gains inherent in such contracts (as well as any margin posted on such contracts), which, as stated above, are included on the statement of financial condition. It is the Company's policy to monitor its exposure to credit risks, to pledge collateral where deemed necessary, and to obtain collateral where permitted and deemed necessary.